Exhibit 99.6

NICE Digitally Transforms Performance and Customer Experience through
AI-Driven Employee Engagement Solutions for a leading European BPO

Yource expands usage of NICE WFM to support hybrid working by empowering employees through efficient scheduling

Hoboken, N.J., January 19, 2023 – NICE (Nasdaq: NICE) today announced that Yource, the leading business process outsourcer (BPO) in the Netherlands, successfully employed NICE’s Workforce Management (WFM) solution to further support the transition to a hybrid work model. Yource has seen an increase in forecast accuracy, ensuring more effective service and improving customer satisfaction.

As a major omnichannel and multilingual contact center services provider, Yource provides a unique combination of outsourcing, insourcing, near and offshoring, and staffing options from its locations in the Netherlands, Belgium, Luxembourg, Spain, Morocco, Bulgaria, Greece, Turkey, and Suriname. Since its first implementation 15 years ago, Yource entrusts NICE to meet its dynamic and growing needs. NICE, with its local Dutch partner BrightContact, upgraded the company’s WFM technology to provide Yource the capability to expand as it maintains excellent contact center staffing levels and handle a large volume of interactions.

NICE WFM improves forecast accuracy with AI-driven insights into net staffing fluctuations and schedule optimization. The solution automatically balances employee preferences and the company’s business needs, making it a key element in a large-scale initiative at Yource to provide employees greater flexibility and control over their scheduling processes with the shift to hybrid work. Empowering employees and improving net staffing has also improved efficiency and performance, which in turn increases customer satisfaction. According to Jeroen Hoppezak, Yource’s WFM Director, “The right number of properly skilled employees, available at the right time, is key to satisfied and happy customers as we have quite a large workforce in different countries. It is important to be able to see administrative changes immediately.”

Truly flexible scheduling requires interconnected, real-time staffing analysis by giving employees autonomy over their schedules and encouraging coordination between team members. The further transition to a hybrid work environment will require a technological framework that applies robust rules to optimize human engagement. Leaders like Yource, who innovate in the flexible scheduling space, have been able to establish a valuable differentiator for employee empowerment.

Jeroen Hoppezak, Director WFM, Yource, “Other companies reached out to us with their solutions, but when it comes to workforce efficiency, NICE is best. With NICE WFM, we maintain maximum occupancy while keeping our employees happy as we are now flexible enough to consider their preferences. Having such an efficient scheduling process also helps us meet our service objectives and manage costs across our global contact center operations.”

Darren Rushworth, President, NICE International, “We are extremely happy to help Yource stand out in their field. As they grow and develop, Yource is generating ever-greater benefits from our WFM solution by scheduling the right resources to handle every workload, as well as measuring adherence for constant improvement. The result is improved operational efficiency, employee satisfaction, and customer experience.”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Rushworth are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.